Filed By: Alabama National BanCorporation

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Indian River Banking Company

Commission File No. 0-32643

THIS COMMUNICATION IS FILED PURSUANT TO RULES 165 AND 425 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. INVESTORS ARE URGED TO READ THE VARIOUS FILINGS OF ALABAMA NATIONAL BANCORPORATION WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE REGISTRATION STATEMENT THAT IS REQUIRED TO BE FILED WITH RESPECT TO THE TRANSACTION DESCRIBED BELOW PRIOR TO THE VOTE OF THE SHAREHOLDERS OF INDIAN RIVER BANKING COMPANY WITH RESPECT TO THE ACQUISITION (AS DEFINED BELOW) AND THE PROXY STATEMENT/PROSPECTUS WHICH WILL BE CONTAINED IN THE REGISTRATION STATEMENT.

On October 22, 2003, Alabama National BanCorporation (“ANB”) and Indian River Banking Company (“Indian River”) issued a joint press release announcing the proposed acquisition (the “Acquisition”) of Indian River by ANB.

A copy of the joint press release dated October 22, 2003, pertaining to the Acquisition is being filed as Appendix A to this report, and is incorporated herein by reference.

APPENDIX A

ALABAMA NATIONAL BANCORPORATION ANNOUNCES

ACQUISITION OF INDIAN RIVER BANKING COMPANY OF VERO BEACH, FLORIDA –

CONFERENCE CALL SCHEDULED

FOR IMMEDIATE RELEASE – Birmingham, AL and Vero Beach, FL (October 22, 2003) Alabama National BanCorporation (NASDAQ/NMS: ALAB) (“ANB”), headquartered in Birmingham, Alabama, and Indian River Banking Company, headquartered in Vero Beach, Florida (“Indian River”), today jointly announced the signing of a definitive agreement providing for the acquisition of Indian River by ANB. Under the agreement, Indian River shall be merged with and into ANB, and Indian River’s bank subsidiary, Indian River National Bank, will become a wholly owned subsidiary of ANB. Following the acquisition, Indian River National Bank will continue to operate under its existing name, management, and board of directors. The acquisition is subject to regulatory approval, Indian River shareholder approval, and certain other conditions. ANB expects the transaction to close sometime in the first quarter of 2004.

Under the terms of the agreement, ANB will issue 0.9408 ANB common shares for each Indian River share. Based on ANB’s closing market price today of $50.80 per share, the proposed transaction represents an exchange value of $47.79 for each common share of Indian River. This exchange ratio could adjust upward within certain limits upon a decrease in the market price of ANB common stock between now and a specified period prior to closing. Options to purchase Indian River common stock will be converted into options to purchase ANB common stock. In addition, Indian River shareholders will have the option to elect to receive cash for up to 10% of the total consideration.

John H. Holcomb, III, Chairman of the Board and CEO of ANB, and Paul A. Beindorf, CEO of Indian River, jointly announced the agreement.

“We are very pleased to have Indian River join our organization. Its history of excellent service and community banking on the treasure and space coast of Florida has allowed it to grow to over $500 million in assets. At the same time, it has maintained excellent asset quality and profitability. Its management, employees, and board of directors will be a great addition to Alabama National BanCorporation,” Holcomb stated.

“Indian River’s merger with Alabama National brings together two quality institutions with very similar corporate values,” said Beindorf. “ANB’s philosophy of local decision making makes it an excellent partner for Indian River. Our customers can be reassured that the people who serve them today will be there to serve them tomorrow. We will continue to grow the IRNB franchise in the Indian River and Brevard County markets and hope to play a significant part in growth of the combined company. We are very excited by this strategic combination. We look forward to further serving our customers’ needs with expanded products and services available to us with Alabama National.”

As of September 30, 2003, Indian River had assets of approximately $520 million. Its primary subsidiary, Indian River National Bank, was founded in 1985, and serves its customer base through eight offices located in Indian River County and Brevard County, Florida.

ANB is a bank holding company operating 69 locations through twelve bank subsidiaries in Alabama, Florida and Georgia. The largest subsidiary for the holding company is Birmingham-based National Bank of Commerce (NBC). Other Alabama subsidiaries include: First American Bank in Decatur/Huntsville, Athens and Auburn/Opelika; First Citizens Bank in Talladega; Bank of Dadeville; Alabama Exchange Bank in Tuskegee and First Gulf Bank in Baldwin County. Florida subsidiaries are: Citizens & Peoples Bank, N.A. in Pensacola; Community Bank of Naples, N.A.; Millennium Bank in Gainesville; Peoples State Bank in Groveland; and Public Bank in metropolitan Orlando and Vero Beach. ANB has one subsidiary in Georgia, Georgia State Bank in metropolitan Atlanta. In addition, ANB announced on October 15th the signing of a definitive agreement for the acquisition of Cypress Bank of Palm Coast, Florida. ANB provides full banking services to individuals and businesses. Brokerage services are provided to customers through NBC’s wholly-owned subsidiary, NBC Securities, Inc. Insurance services are provided through ANB Insurance Services, Inc., a wholly owned subsidiary of First American Bank. Investment and Insurance products are not FDIC insured and are not guaranteed or an obligation of a financial institution or government agency. Investment products involve risk, including loss of principal. Insurance products are not a condition to the extension of a credit, and have no guarantee of insurance underwriting performance.

Alabama National BanCorporation common stock is traded on the NASDAQ National Market System under the symbol “ALAB.”

Under the terms of the agreement, ANB will issue approximately 2,150,000 in total ANB common shares and share equivalents to Indian River option holders. If all options held by Indian River option holders are exercised, ANB would issue a gross total of approximately 2,237,000 ANB common shares in the proposed transaction to Indian River shareholders and option holders. Based on the current market price for ANB common stock and trailing 12 month earnings of Indian River the purchase price to be paid to Indian River shareholders would have a price-to-book ratio of approximately 301% and a price-to-earnings ratio of approximately 21.8 times. Based upon current expectations for Indian River’s profitability, the ability to achieve certain designated cost savings, and ANB’s current expectations for ANB profitability, ANB management estimates that the proposed acquisition of Indian River will be approximately 2% dilutive to GAAP earnings per share and neutral to cash earnings per share in the first year after closing. Expectations are that the proposed acquisition will be accretive in the second year following closing for cash earnings per share and accretive in the third year following closing for GAAP earnings per share. Depending upon Indian River net income and retention of capital between now and closing, ANB expects the proposed acquisition to be approximately neutral to tangible book value per share at closing.

Alabama National will discuss this acquisition in a conference call, scheduled for 9:00 a.m. central time Thursday, October 23, 2003. A listen-only simulcast and replay of Alabama National’s conference call will be available on-line at the following Internet links: www.alabamanational.com, under “In The News,” or www.viavid.net, on October 23, beginning at 9:00 a.m. Central Time. The on-line replay will follow immediately and continue for 30 days.

Persons who do not have Internet access may dial 800-938-1464 to listen to the call at 9:00 a.m. Central Time on October 23. A telephonic replay will be available through October 30, by dialing 800-642-1687 and entering Passcode 3552917.

Shareholders of Indian River are advised to read the proxy statement/prospectus regarding the proposed transaction when it is delivered to them because it will contain important information about the merger, Indian River and ANB. The proxy statement/prospectus will be filed in conjunction with a registration statement to be filed with the Securities and Exchange Commission by ANB. The shares to be offered by ANB to Indian River shareholders may not be sold nor may any offers to buy be accepted prior to the time the registration statement containing the proxy statement/prospectus becomes effective. Copies of the proxy statement/prospectus, when available, can be obtained at the SEC’s website at www.sec.gov. Copies of the proxy statement/prospectus, when available, can also be obtained, without charge, by directing a request to Alabama National BanCorporation, 1927 First Avenue North, Birmingham, Alabama 35203, Attention: Lowell A. Womack, Jr. (205-583-3654), or Indian River Banking Company, 958 20th Place, Vero Beach, Florida 32860, Attention: Phillip Tasker (772-978-1000).

This press release contains financial information determined by methods other than in accordance with Generally Accepted Accounting Principles (“GAAP”). These “non-GAAP” financial measures are “cash earnings per share” and “tangible book value per share.” ANB’s management uses these non-GAAP measures in its analysis of ANB’s performance. Cash earnings is defined as net income plus amortization expense (net of tax) applicable to intangible assets that do not qualify as regulatory capital. Cash earnings per share is defined as cash earnings divided by basic and diluted common shares outstanding. ANB’s management includes cash earnings measures to compare the company’s earnings exclusive of non-cash amortization expense and because it is a measure used by many investors as part of their analysis of ANB’s performance. Tangible book value per share is defined as total equity reduced by recorded intangible assets divided by total common shares outstanding. ANB’s management believes this measure is useful because it provides book value exclusive of intangible assets and because it is a measure used by many investors as part of their analysis of ANB. These disclosures should not be viewed as a substitute for results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures which may be presented by other companies.

This press release contains forward-looking statements as defined by federal securities laws. Statements contained in this press release which are not historical facts are forward-looking statements. Such statements include the parties’ expected closing date of this transaction, which is subject to certain conditions. The statements regarding the parties expectations for the proposed transaction’s impact on ANB’s future earnings and earnings per share, are also forward-looking statements. These statements may address issues that involve significant risks, uncertainties, estimates and assumptions made by management. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following: (1) revenues following the proposed transaction are lower than expected; (2) competitive pressure among depository institutions increases significantly; (3) changes in the interest rate environment reduce interest margins; (4) general economic conditions are less favorable than expected; (5) expected cost savings from the proposed transaction cannot be fully realized or realized within the expected time frame; (6) costs or difficulties related to the integration of ANB and Indian River are greater than expected; or (7) legislation or regulatory changes adversely affect the business in which the combined company would be engaged. ANB and Indian River undertake no obligation to update these statements following the date of this press release. In addition, ANB and Indian River, through their senior management, may from time to time make forward-looking public statements concerning the matters described herein. Such forward-looking statements are necessarily estimates reflecting the best judgment of such senior management based upon current information and involve a number of risks and uncertainties. Certain factors which could affect the accuracy of such forward-looking statements are identified in the public filings made by ANB and Indian River with the Securities and Exchange Commission, and forward-looking statements contained in this press release or in other public statements of ANB and Indian River or their senior management should be considered in light of those factors. There can be no assurance that such factors or other factors will not affect the accuracy of such forward-looking statements.

Contacts:

John H. Holcomb, III	William E. Matthews, V	Paul A. Beindorf
Chairman of the Board	Executive Vice President	Chief Executive Officer
and Chief Executive Officer	and Chief Financial Officer	Indian River Banking Company
Alabama National BanCorporation	Alabama National BanCorporation	772-563-2329
205-583-3648	205-583-3650

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